SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xerox Corporation
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

984121103
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
16,461,166

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
16,461,166

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,461,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.63%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
16,461,166

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
16,461,166

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,461,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.63%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
16,461,166

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
16,461,166

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,461,166

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.63%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
27,023,257

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
27,023,257

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,023,257

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.67%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
27,023,257

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
27,023,257

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,023,257

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.67%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
38,821,401

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
38,821,401

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,821,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                3.83%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
38,821,401

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
38,821,401

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,821,401

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.83%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
65,844,658

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
65,844,658

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,844,658

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.50%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
65,844,658

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
65,844,658

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,844,658

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.50%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
65,844,658

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
65,844,658

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,844,658

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.50%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
65,844,658

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
65,844,658

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,844,658

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.50%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
65,844,658

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
65,844,658

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,844,658

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.50%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 984121103

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
82,305,824

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
82,305,824

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,305,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.13%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Common Stock, $1 par value ("Shares"), issued by Xerox Corporation (the "Issuer"), and hereby amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on November 23, 2015, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 82,305,824 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $861.5 million (including commissions and premiums for options to purchase Shares). The source of funding for the Shares held by the Reporting Persons (including Shares underlying forward contracts) was the general working capital of the respective purchasers.  The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 82,305,824 Shares, representing approximately 8.13% of the Issuer's outstanding Shares (based upon the 1,012,402,754 Shares stated to be outstanding as of September 30, 2015 by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2015).

(b) High River has sole voting power and sole dispositive power with regard to 16,461,166 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 27,023,257 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 38,821,401 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5(c) of the Schedule 13D is herby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected by the Reporting Persons since the Reporting Persons filed the Schedule 13D on November 23, 2015. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	12/04/2015	300,000.00 (1)	10.47 (2)
High River Limited Partnership	12/07/2015	300,000.00 (1)	10.24 (2)
High River Limited Partnership	12/08/2015	244,885.00 (1)	10.09 (2)
High River Limited Partnership	12/09/2015	400,000.00 (1)	10.06 (2)
High River Limited Partnership	12/10/2015	300,000.00 (1)	10.16 (2)
High River Limited Partnership	12/11/2015	367,520.00 (1)	10.04 (2)
High River Limited Partnership	12/14/2015	14,724,918.00 (3)	10.46 (2)
High River Limited Partnership	12/14/2015	105,000.00	9.95

Icahn Partners LP	12/04/2015	790,642.00 (1)	10.47 (2)
Icahn Partners LP	12/07/2015	707,510.00 (1)	10.24 (2)
Icahn Partners LP	12/08/2015	577,526.00 (1)	10.09 (2)
Icahn Partners LP	12/09/2015	943,345.00 (1)	10.06 (2)
Icahn Partners LP	12/10/2015	707,509.00 (1)	10.16 (2)
Icahn Partners LP	12/11/2015	866,746.00 (1)	10.04 (2)
Icahn Partners LP	12/14/2015	34,779,122.00 (3)	10.46 (2)
Icahn Partners LP	12/14/2015	247,628.00	9.95

Icahn Partners Master Fund LP	12/04/2015	409,358.00 (1)	10.47 (2)
Icahn Partners Master Fund LP	12/07/2015	492,490.00 (1)	10.24 (2)
Icahn Partners Master Fund LP	12/08/2015	402,012.00 (1)	10.09 (2)
Icahn Partners Master Fund LP	12/09/2015	656,655.00 (1)	10.06 (2)
Icahn Partners Master Fund LP	12/10/2015	492,491.00 (1)	10.16 (2)
Icahn Partners Master Fund LP	12/11/2015	603,334.00 (1)	10.04 (2)
Icahn Partners Master Fund LP	12/14/2015	24,120,543.00 (3)	10.45 (2)
Icahn Partners Master Fund LP	12/14/2015	172,372.00	9.95

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts would have expired on July 20, 2017.

(2)
Represents a forward price of $8.00 per Share, plus the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person paid a financing charge to the counterparty to such forward contract.

(3)
Represents Shares acquired pursuant to a forward contract, including each forward contract described in footnote (1) above. These forward contracts were set to expire on July 20, 2017. On December 14, 2015, the Reporting Persons exercised such forward contracts for an aggregate of 73,624,583 Shares at an exercise price of $8.00 per Share, which represents all forward contracts held by the Reporting Persons as of the date of this filing, including the forward contracts to which this footnote is referenced.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Forward Contracts

The Reporting Persons entered into forward contracts providing for the purchase by such Reporting Persons of an aggregate of 73,624,583 Shares at a forward price of $8.00 per share, for an aggregate forward price of approximately $589.0 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Persons paid the counterparty to such forward contracts an aggregate amount of approximately $180.8 million upon entering into such forward contracts. The forward contracts would have expired on July 20, 2017.

The forward contracts provided for physical settlement, with the Reporting Person retaining the right to elect cash settlement.  The forward contracts did not give any Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts related. On December 14, 2015, the Reporting Persons exercised all such forward contracts and thereby acquired 73,624,583 Shares in the aggregate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Xerox Corporation]